                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                              PECO ENERGY COMPANY
                              (Name of the Issuer)

                              PECO ENERGY COMPANY
                      (Name of Person(s) Filing Statement)

              DEPOSITARY SHARES, EACH REPRESENTING A 1/4 SHARE OF
                        $7.96 CUMULATIVE PREFERRED STOCK
                         (Title of Class of Securities)

                                   693304875
                     (CUSIP Number of Class of Securities)

                                 J. B. MITCHELL
                     VICE PRESIDENT - FINANCE AND TREASURER
                              PECO ENERGY COMPANY
                       P.O. BOX 8699, 2301 MARKET STREET
                            PHILADELPHIA, PA   19101
                                 (215) 841-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
         Communications on Behalf of the Person(s) Filing Statement)

                         ----------------------------

               PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

     ROBERT C. GERLACH, ESQ.                      ROBERT M. JONES, JR., ESQ.
BALLARD SPAHR ANDREWS & INGERSOLL                   DRINKER BIDDLE & REATH
  1735 MARKET STREET, 51ST FLOOR                     1345 CHESTNUT STREET
 PHILADELPHIA, PENNSYLVANIA 19103              PHILADELPHIA, PENNSYLVANIA 19107
          (215) 865-8000                                (215) 988-2700

                               November 8, 1995
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

      ======================================================================
              Transaction Valuation*            Amount of Filing Fee
              ---------------------             --------------------
                    $137,025,000                    $27,405
      ======================================================================

* For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the market value of the Depositary Shares, each representing a 1/4 share interest in the Company's $7.96 Cumulative Preferred Stock (the "Depositary Shares") proposed to be acquired was determined by multiplying $25-3/8 (the average of the high and low reported prices of the Depositary Shares on the New York Stock Exchange on November 3, 1995, by 5,400,000 (the number of Depositary Shares which PECO Energy Company has offered to acquire).

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $46,552

         Form or Registration Nos.: Form S-4 (Registration Nos. 33-60859 and 33-60859-01)

         Filing Parties: PECO Energy Company, PECO Energy Capital, L.P. and PECO Energy Capital Trust I

         Date Filed:  July 5, 1995





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         This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by PECO Energy Company ("PECO Energy") in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (the "Registration Statement") regarding an exchange offer (the "Offer") to holders of Depositary Shares, each representing a one-fourth interest in a share of the $7.96 Cumulative Preferred Stock (the "Depositary Shares") of PECO Energy. A copy of the Offering Circular/Prospectus dated November 6, 1995 (the "Offering Circular/Prospectus") contained in the Registration Statement (Registration Nos. 33-60859 and 33-60859-01) declared effective by the Commission on November 6, 1995 is attached hereto as Exhibit A. Pursuant to General Instruction B to
Schedule 13E-4, certain information contained in the Offering Circular/Prospectus is hereby incorporated by reference in answer to items of this Statement.

         References to the Offering Circular/Prospectus are identified by the captions set forth in the Offering Circular/Prospectus. Where substantially identical information required by Schedule 13E-4 is included under more than one caption, reference is made to only one caption of the Offering Circular/Prospectus.

ITEM 1.          SECURITY AND ISSUER.

 (a) The name of the issuer is PECO Energy Company, a Pennsylvania corporation. The address of its principal executive offices is 2301 Market Street, Philadelphia, Pennsylvania 19101.

 (b) The exact title of the class of securities being sought is "Depositary Shares, each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock of PECO Energy Company." Reference is made to "Offering Circular/Prospectus Summary" and "The Offer -- Terms of the Offer" in the Offering Circular/Prospectus, which are incorporated herein by reference, for information on the amount of securities outstanding, the exact amount of securities being sought and the consideration being offered therefor. No Depositary Shares are to be acquired from any officer, director or affiliate of PECO Energy.

 (c) Reference is made to "Price Range of Depositary Shares" in the Offering Circular/Prospectus, which is incorporated herein by reference, for information on the exchange on which the Depositary Shares are traded and the high and low sales prices.

 (d)             Not applicable.

ITEM 2.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 (a) Reference is made to "The Offer -- Terms of the Offer," "Description of the Series B Preferred Securities," "Description of the Series B Guarantee" and "Description of the Series B Subordinated Debentures" in the Offering Circular/Prospectus, which are incorporated herein by reference.





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 (b)             Reference is made to "The Offer -- Terms of the Offer,"
                 "Description of the Series B Preferred Securities," "Description of the Series B Guarantee" and "Description of the Series B Subordinated Debentures" in the Offering Circular/Prospectus, which are incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                 Reference is made to "The Offer -- Purpose of the Offer" and "-- Terms of the Offer" in the Offering Circular/Prospectus, which are incorporated herein by reference. Depositary Shares acquired pursuant to the Offer will be delivered to PECO Energy and will be retired.

 (a)-(j)         None.

ITEM 4.          INTEREST IN SECURITIES OF THE ISSUER.

                 None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                 None.

ITEM 6.          PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                 Reference is made to "The Offer -- Exchange Agent and Information Agent," "-- Dealer Managers; Soliciting Dealers" and "Fees and Expenses; Transfer Taxes" in the Offering Circular/Prospectus, which are incorporated herein by reference.

ITEM 7.          FINANCIAL INFORMATION.

 (a) Reference is made to "Incorporation of Certain Documents by Reference," "Coverage Ratios" and "Selected Consolidated Financial Data" in the Offering Circular/Prospectus, which are incorporated herein by reference.

 (b)             Not applicable.

ITEM 8.          ADDITIONAL INFORMATION.

 (a)             None.

 (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 and the Trust Indenture Act of 1939, as amended, the Pennsylvania Public Utility





                               Page 3 of 6 pages
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                 Code and the rules and regulations promulgated thereunder, the orders of the Pennsylvania Public Utilities Commission, and the requirements of the state securities or "blue sky" laws.

 (c)             Not applicable.

 (d)             None.

 (e)             None.

ITEM 9.          MATERIAL TO BE FILED AS EXHIBITS.

 (a)             Offering Circular/Prospectus dated November 6, 1995 (Exhibit
                 A); Letter of Transmittal (Exhibit B); Notice of Guaranteed Delivery (Exhibit C); Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit D); Letter to Clients (Exhibit E); Tombstone advertisement to be published on November 9, 1995 (Exhibit F); Press Release issued by PECO Energy on July 5, 1995 (Exhibit G); Press Release issued by PECO Energy on November 7, 1995
                 (Exhibit H); PECO Energy Letter to Holders of Depositary Shares each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock (Exhibit I); Questions and Answers Pamphlet (Exhibit J); Form of Dealer Manager's Letter to Non-Contacts (Exhibit K).

 (b) Indenture dated as of July 1, 1994 between the Company and Meridian Trust Company, as Trustee (Exhibit L), as amended by a First Supplemental Indenture to be dated December 1, 1995, (Exhibit M) and Payment and Guarantee Agreement of PECO Energy (Exhibit N).

 (c)             None.

 (d)             Tax opinion of Ballard Spahr Andrews & Ingersoll (Exhibit O).

 (e)             The Offering Circular/Prospectus is included in (a) above.

 (f) Merrill Lynch, Pierce, Fenner & Smith Incorporated Research Memorandum (Exhibit P); Smith Barney Inc. Research Memorandum (Exhibit Q).





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                                   SIGNATURE

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 7, 1995           PECO Energy Company



                                  By: /s/ J. Barry Mitchell
                                      -----------------------
                                          J. Barry Mitchell
                                          Vice President - Finance and Treasurer





                               Page 5 of 6 pages
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                                    EXHIBITS

Exhibit A        Offering Circular/Prospectus dated November 6, 1995

Exhibit B        Letter of Transmittal

Exhibit C        Notice of Guaranteed Delivery

Exhibit D        Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees

Exhibit E        Letter to Clients

Exhibit F        Tombstone advertisement to be published on November 9, 1995

Exhibit G        Press Release issued by PECO Energy on July 5, 1995

Exhibit H        Press Release issued by PECO Energy on November 7, 1995

Exhibit I PECO Energy Letter to Holders of Depositary Shares each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock

Exhibit J        Questions and Answers Pamphlet

Exhibit K        Form of Dealer Manager's Letter to Non-Contacts

Exhibit L        Indenture dated as of July 1, 1994 between the Company and
                 Meridian Trust Company, as Trustee

Exhibit M        Form of First Supplemental Indenture to be dated
                 December 1, 1995

Exhibit N        Form of Payment and Guarantee Agreement of PECO Energy

Exhibit O        Tax opinion of Ballard Spahr Andrews & Ingersoll

Exhibit P        Merrill Lynch, Pierce, Fenner & Smith Incorporated Research
                 Memorandum

Exhibit Q        Smith Barney Inc. Research Memorandum





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